KBR, Inc. Underwriting Syndicate Members

Credit Suisse
Goldman, Sachs & Co.
UBS Securities LLC
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Inc.
Scotia Capital (USA) Inc.
Wachovia Capital Markets, LLC
D.A. Davidson & Co.
Pickering Energy Partners, Inc.
Simons & Company International